EXHIBIT 99.1

26 November 2024

The Manager

Market Announcements Office

Australian Securities Exchange

Level 6, Exchange Centre

20 Bridge Street

Sydney NSW 2000

By email

Dear Stuart,

Request for trading halt – Novonix Limited (ASX:NVX)

Novonix Limited (ACN 157 690 830) (Novonix) requests the implementation of a trading halt in its ordinary shares (ASX Code: NVX) pursuant to Listing Rule 17.1 from the commencement of trading today, 26 November 2024.

For the purpose of ASX Listing Rule 17.1, Novonix provides the following information:

(a)
Novonix is seeking the trading halt as Novonix is considering, planning for, and expecting to announce, a capital raising comprising a fully underwritten institutional placement (Placement);
(b)
Novonix requests that the trading halt remain in place until the earlier of:
(i)
Novonix making an announcement to the market regarding the outcome of the Placement; and
(ii)
commencement of trading on 28 November 2024; and
(c)
Novonix is not aware of any reason why the trading halt should not be granted or of any other information necessary to inform the market about the trading halt.

Please feel free to contact me if you require any further information.

Yours faithfully

Suzanne Yeates

Company Secretary

NOVONIX Limited

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA